FOR IMMEDIATE RELEASE

Contact:

Rudy E. Schupp

Chief Executive Officer

(561) 616-3029

John Marino

President and Chief Financial Officer

(561) 616-3046

1st United Bancorp, Inc. Announces First Quarter Earnings

Boca Raton, Fla. — April 27, 2010—(NASDAQ Global: FUBC) —1st United Bancorp, Inc. (“1st United”) reported net income of $346,000 for the quarter ended March 31, 2010 compared to net income of $52,000 for the quarter ended March 31, 2009.

After giving effect to preferred stock dividends for 2009, 1st United reported basic and diluted earnings (loss) per share available to common stock shareholders of $0.01 and ($0.01) for the three months ended March 31, 2010 and 2009, respectively.

Highlights for the quarter ended March 31, 2010:

Financial Condition

•	Total assets at March 31, 2010 were $1.046 billion, an increase of approximately $30 million over the total assets at December 31, 2009 of $1.016 billion.

•

Deposits grew by approximately $40 million (5%) to $842.6 million at March 31, 2010 as compared to December 31, 2009. Included in this growth is approximately $29.7 million in growth in non-interest bearing deposits during the quarter which represent approximately 27% of total deposits at March 31, 2010 compared to 24% at December 31, 2009.

•

The allowance for loan losses at March 31, 2010 was $13.5 million (1.95% of total loans) and 64% of non-accrual loans. This compares to an allowance for loan losses at December 31, 2009 of $13.3 million (1.95% of total loans) and 69% of non-accrual loans.

•

Non-performing assets (non-accruing loans, loans accruing >= 90 days and other real estate owned) to total assets were 2.03% at March 31, 2010. This compares to non-performing assets of 1.97% at December 31, 2009.

•	Total risk-based capital ratio, Tier 1 capital ratio, and leverage ratio at March 31, 2010 were 25.42%, 23.22% and 12.71%, respectively, and exceed all regulatory requirements for “well capitalized.”

Operating Results

•	Net income of $346,000 for the quarter ended March 31, 2010 was impacted by:

-	Net Interest Margin of 4.23% for the quarter ended March 31, 2010

-	Provision for loan losses of $1.25 million for the quarter

-	Acquisition related expenses of approximately $360,000 and integration costs of $500,000 during the quarter ended March 31, 2010

Management Comments:

“With the continuing economic challenges in the first quarter of 2010 we were pleased to report a net income of approximately $346,000,” said Warren S. Orlando, Chairman. “This net income was after a provision for loan losses of $1.25 million, and integration related expenses (including rent and personnel costs) that will be eliminated by June 30, 2010 of approximately $860,000 during the quarter.” We are now over $1 billion in assets with a very strong capital base that will allow us to expand and take advantage of future opportunities.”

“The integration of Republic Federal Bank which was acquired from the FDIC on December 11, 2009 is going very well. Our full system conversion was successfully completed on April 23, 2010. We are very pleased with the retention and growth of the deposits in our newly acquired branches in Miami-Dade County,” said Rudy E. Schupp, Chief Executive Officer. “Our core business remains strong and we had new loan production during the quarter of approximately $33 million. We have the people, liquidity, capital and financial strength to continue to make quality loans and meet the banking needs of the communities we serve.”

“Our non-performing assets to total assets at March 31, 2010 were 2.03%, a slight increase over December 31, 2009, which were 1.97%. We remain vigilant and aggressive in monitoring asset quality and are committed to acting quickly to resolve problem assets as they are identified,” said John Marino, President and Chief Financial Officer. “Our provision of $1.25 million reflects our ongoing efforts to ensure appropriate coverage of potential problem loans.”

Forward Looking Statements

Any non-historical statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans and expectations that are subject to uncertainties and risks, which could cause 1st United’s future results to differ materially. The following factors, among others, could cause our actual results to differ: 1st United’s ability to execute its growth strategy, risks relating to the integration of acquired companies that have previously been operated separately, challenges posed by the current economic environment, disruptions in global financial markets, credit risk of 1st United’s customers, effects of the on-going correction in residential real estate prices and reduced levels of home sales, sufficiency of 1st United’s allowance for loan losses, 1st United’s ability to comply with the loss sharing agreements with the FDIC, changes in interest rates, access to funding sources, reliance on the services of executive management, competition for loans, deposits and investment dollars, reputational risk and social factors, changes in government regulations and legislation, increases in FDIC insurance assessments, geographic concentration of 1st United’s markets, rapid changes in the financial services industry, exposure to intangible asset risk, hurricanes and other adverse weather events, and 1st United’s ability to manage the risks involved in the foregoing. Additional factors can be found in our filings with the SEC, which are available at the SEC’s internet site (http://www.sec.gov). Forward-looking statements in this press release speak only as of the date of the press release, and 1st United assumes no obligation to update forward-looking statements or the reasons why actual results could differ.

SELECT FINANCIAL DATA

	March 31,	December 31,
	2010	2009
	(Amounts in thousands)
BALANCE SHEET DATA
Total assets	$1,045,616	$1,015,567
Total loans	691,766	680,976
Allowance for loan losses	13,512	13,282
Cash and cash equivalents	146,150	135,241
Securities available for sale	93,652	88,843
Other real estate owned	286	635
Goodwill and other intangible assets	47,939	48,053
FDIC loss share receivable	32,906	32,900
Deposits	842,599	802,808
Non-interest bearing deposits	223,858	194,185
Stockholders’ equity	173,056	172,294

SELECTED ASSET QUALITY DATA,
CAPITAL AND ASSET QUALITY RATIOS

Equity/assets	16.55%	16.97%
Non-accrual loans/total loans	3.35%	2.83%
Non-performing assets/total assets	2.03%	1.97%
Allowance for loan losses/total loans	1.95%	1.95%
Allowance for loan losses/non-accrual loans	64%	69%
Net charge-offs (recoveries)/average loans	0.15%	1.14%
Leverage Ratio	12.71%	17.33%
Tier 1 Risk Based Capital	23.22%	23.54%
Total Risk Based Capital	25.42%	25.76%

 INCOME STATEMENT DATA

	For the three
	month period ended
	March 31,
	2010	2009
	(Amounts in thousands,
	except per share data)

Interest income	$11,509	$6,956
Interest expense	2,054	1,888
Net interest income	9,455	5,068
Provision for loan losses	1,250	105
Net interest income after provision
for loan losses	8,205	4,963
Other Non interest income	901	504
Non interest expense	8,543	5,377
Income (loss) before taxes	563	90
Income expense (benefit)	217	38
Net income	$346	$52
Preferred Stock Dividends Earned	—	$(114)
Net income(loss) available to common
Shareholders	$346	$(62)

PER SHARE DATA
Basic and diluted earnings (loss) per share	$0.01	$(0.01)
Book value per common share	$6.98	$6.95

SELECTED OPERATING RATIOS
Return on average assets	0.14%	(0.04)%
Return on average stockholders’ equity	0.80%	(0.25)%
Net interest margin	4.23%	3.79%

Average assets	$1,024,091	$614,025
Average stockholders’ equity	$172,502	$100,819

Outstanding common stock	24,781,660	8,670,231